Filed by XO Communications, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Allegiance Telecom, Inc.
                                                 Commission File No. 000-24509




                                                      PRESS RELEASE



   XO Communications Calls on FCC Chairman to Open Key Negotiations Regarding
                         Access to Incumbents' Networks



RESTON, VA - June 1, 2004 - XO Communications, Inc. (OTCBB: XOCM.OB), one of the nation's largest competitive local exchange carriers, has sent a letter to the Chairman of the Federal Communications Commission (FCC) expressing its strong opposition to what it believes are the "secret and exclusive" FCC-sponsored negotiations among the four regional Bell operating companies (RBOCs), AT&T and MCI that have taken place over Memorial Day weekend. Rather than allow competitive local service providers, which have spent billions of dollars to compete against the RBOCs, to participate in negotiations that will set the terms for interconnection and access to the RBOCs' local facilities, the FCC Chairman has met with a select few companies to rewrite rules that are the foundation for bringing millions of consumers and businesses the benefits of competition.

"It is unfortunate that the FCC Chairman has engaged in secret and exclusive negotiations that serve to undermine the Telecommunications Act of 1996, which was enacted to foster competition and protect consumers and businesses from the local monopolies," said XO Communications Chief Executive Officer, Carl Grivner. "XO has invested billions of dollars in local network facilities in order to compete against the RBOCs. The deliberate exclusion, from the negotiations process, of companies that have brought true facilities-based competition to the telecommunications industry demonstrates a total disregard for open and fair discussions. The secret negotiations favor the monopolistic interests of the mammoth `Baby Bells' at the expense of consumers and competitive carriers and, in my opinion, would result in billions of dollars in rate increases for consumers and businesses."

About XO Communications
XO Communications is a leading broadband telecommunications services provider offering a complete portfolio of telecommunications services, including: local and long distance voice, Internet access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and Integrated voice and data services.

XO has assembled an unrivaled set of facilities-based broadband networks and Tier One Internet peering relationships in the United States. XO currently offers facilities-based broadband telecommunications services within and between more than 70 markets throughout the United States.


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The statements contained in this release that are not historical facts are
"forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). Management cautions the reader that these forward-looking statements are only predictions and are subject to risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of a number of factors. These factors include, but are not limited to, those risks and uncertainties described from time to time in the reports filed by XO Communications, Inc. with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q. This press release shall not constitute an offer of any securities for sale. The proposed transaction between XO Communications and Allegiance Telecom Inc. is included in the proposed plan of reorganization that has been submitted to Allegiance creditors for their consideration. Unless an applicable exemption from registration is available, XO Communications will file a registration statement with respect to the XO shares to be issued in the transaction. Creditors of Allegiance are urged to read the disclosure statement with respect to the plan, the prospectus included in any such registration statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of XO Communications can obtain more information about the proposed transaction by reviewing the Form 8-K filed by XO in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain without charge a copy of any prospectus, as well as other filings containing information about XO and Allegiance at the SEC's web site, . Copies of any required prospectus would be available without charge by directing a request to XO Communications, Inc., Investor Relations, 11111 Sunset Hills Road, Reston, VA 20190.

For more information contact:
Chad Couser/XO Communications
703-547-2746
chad.couser@xo.com